UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

JUSHI HOLDINGS INC.
(Name of Issuer)

Subordinate Voting Shares, no par value
(Title of Class of Securities)

48213Y107
(CUSIP Number)

James A. Cacioppo
301 Yamato Road
Suite 3250
Boca Raton, FL 33431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213Y107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James A. Cacioppo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,904,627 (1)
	8	SHARED VOTING POWER 23,127,918 (2)
	9	SOLE DISPOSITIVE POWER 16,904,627 (1)
	10	SHARED DISPOSITIVE POWER 23,127,918 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,032,545 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.81% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes (i) 7,385,000 Subordinate Voting Shares that could be obtained upon the exercise of options within sixty days of the date hereof; and (ii) 5,000,000 Subordinate Voting Shares that could be obtained upon the exercise of warrants within sixty days of the date hereof.

(2)	Includes all securities beneficially owned by Mr. Cacioppo (in accordance with rule Rule 13d–3(d)(1)) through his ownership and/or control of the other Reporting Persons identified herein.
(3)	Includes all securities directly or beneficially (in accordance with rule Rule 13d–3(d)(1)) owned by Mr. Cacioppo.
(4)	Based on (i) 196,631,598 Subordinate Voting Shares the Issuer indicated were issued and outstanding in its Form 10-Q for the fiscal quarter ended June 30, 2023, (ii) 7,385,000 options to purchase Subordinate Voting Shares held by Mr. Cacioppo that can be exercised within sixty days of the date of this report, and (iii) 20,729,080 warrants to purchase Subordinate Voting Shares held by Mr. Cacioppo or the other Reporting Persons listed herein that can be exercised within sixty days of the date of this report.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OEP Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,500,000 (5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,500,000 (5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.24% (6)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(5)	Includes 4,000,000 Subordinate Voting Shares that could be obtained upon the exercise of warrants within sixty days of the date hereof.

(6)	Based on (i) 196,631,598 Subordinate Voting Shares the Issuer indicated were issued and outstanding in its Form 10-Q for the fiscal quarter ended June 30, 2023, and (ii) 4,000,000 warrants to purchase Subordinate Voting Shares held by OEP Opportunities L.P. that can be exercised within sixty days of the date of this report.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One East Capital Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,335,000 (7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,335,000 (7)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,335,000 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.17% (8)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(7)	Includes 2,935,000 Subordinate Voting Shares that could be obtained upon the exercise of warrants within sixty days of the date hereof.

(8)	Based on (i) 196,631,598 Subordinate Voting Shares the Issuer indicated were issued and outstanding in its Form 10-Q for the fiscal quarter ended June 30, 2023, and (ii) 2,935,000 warrants to purchase Subordinate Voting Shares held by One East Capital Advisors, LP that can be exercised within sixty days of the date of this report.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One East Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,878,350 (9)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,878,350 (9)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,350 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.43% (10)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(9)	Includes 4,175,000 Subordinate Voting Shares that could be obtained upon the exercise of warrants within sixty days of the date hereof.

(10)	Based on (i) 196,631,598 Subordinate Voting Shares the Issuer indicated were issued and outstanding in its Form 10-Q for the fiscal quarter ended June 30, 2023, and (ii) 4,175,000 warrants to purchase Subordinate Voting Shares held by One East Partners L.P. that can be exercised within sixty days of the date of this report.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ST 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 795,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 795,488
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 795,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40% (11)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(11)	Based on 196,631,598 Subordinate Voting Shares the Issuer indicated were issued and outstanding in its Form 10-Q for the fiscal quarter ended June 30, 2023.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAC Serpentine LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000 (12)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 900,000 (12)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 (12)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46% (13)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(12)	Is comprised of 900,000 Subordinate Voting Shares that could be obtained upon the exercise of warrants within sixty days of the date hereof.

(13)	Based on (i) 196,631,598 Subordinate Voting Shares the Issuer indicated were issued and outstanding in its Form 10-Q for the fiscal quarter ended June 30, 2023, and (ii) 900,000 warrants to purchase Subordinate Voting Shares held by JAC Serpentine LLC that can be exercised within sixty days of the date of this report.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Serpentine Capital Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,719,080 (14)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,719,080 (14)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,719,080 (14)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.86% (15)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(14)	Is comprised of 3,719,080 Subordinate Voting Shares that could be obtained upon the exercise of warrants within sixty days of the date hereof.

(15)	Based on (i) 196,631,598 Subordinate Voting Shares the Issuer indicated were issued and outstanding in its Form 10-Q for the fiscal quarter ended June 30, 2023, and (ii) 3,719,080 warrants to purchase Subordinate Voting Shares held by Serpentine Capital Management II, LLC that can be exercised within sixty days of the date of this report.

EXPLANATORY NOTE
This statement on Schedule 13D (the “Schedule 13D”) is a late filing, which is being made pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the Reporting Persons (defined below) beneficially owned over 5% of the subordinate voting shares, no par value per share (the “Subordinate Voting Shares”), of Jushi Holdings Inc. (the “Issuer”) prior to August 12, 2022, the effective date of the Issuer’s initial Registration Statement on Form S-1 and the registration of its Subordinate Voting Shares under Section 12(g) of the Exchange Act, James A. Cacioppo (the “Reporting Person”) was initially exempt from the requirement to file a Schedule 13D or 13G pursuant to Section 13(d)(6)(B). Pursuant to Rule 13d-1(d), the Reporting Person was required to file a Schedule 13G prior to February 14, 2023. In July 2022 and December 2022, Mr. Cacioppo, the Issuer’s Chairman and Chief Executive Officer, received option grants under the Issuer’s equity incentive plan to purchase an aggregate of 6,000,000 Subordinate Voting Shares, and in December 2022 Serpentine Capital Management II, LLC acquired warrants to purchase 719,080 Subordinate Voting Shares (which were subsequently amended in June 2023), which together when vested represent the right to acquire more than 2% of the Issuer’s outstanding Subordinate Voting Shares. Accordingly, pursuant to Rule 13d-1(a) of the Exchange Act, the Reporting Persons are required to file a Schedule 13D in connection with such acquisitions, and any amendments thereto upon subsequent material changes to his beneficial ownership of shares of Common Stock. Due to administrative oversight, the Reporting Persons are filing this initial Schedule 13D pursuant to Rule 13d-1(d) late.

Item 1. Security and Issuer
The title of the class of equity securities to which this statement relates is the Subordinate Voting Shares of Jushi Holdings Inc., a British Columbia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 301 Yamato Road, Suite 3250, Boca Raton, FL 33431.

Item 2. Identity and Background

(a) As used in this statement, the term “Reporting Persons” collectively refers to:

1.James A. Cacioppo (“Cacioppo”)

2.OEP Opportunities, L.P.

3.One East Capital Advisors, LP

4.One East Partners L.P.

5.ST 2 LLC

6.JAC Serpentine LLC

7.Serpentine Capital Management II, LLC

(b) The business address of the Reporting Persons is 301 Yamato Road STE 3191, Boca Raton, FL, 33431.

(c) Cacioppo is a limited partner of OEP Opportunities LP and the managing partner of One East Capital Advisors which is the investment manager. Cacioppo is a limited partner of One East Capital Advisors LP and the managing partner. Cacioppo is a limited partner of One East Partners LP and the managing partner of One East Capital Advisors, LP the investment manager. Cacioppo is a general partner of ST 2 LLC. Cacioppo is the managing member of JAC Serpentine LLC. Cacioppo is a general partner of Serpentine Capital Management II, LLC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Considerations

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The Reporting Persons have beneficially owned the Subordinate Voting Shares since prior to the Section 12(g) registration of the Subordinate Voting Shares of the Issuer in August 2022. The Subordinate Voting Shares owned by the Reporting Persons consist of shares owned prior to such registration and additional shares acquired since such registration.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Subordinate Voting Shares, Options and Warrants for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Subordinate Voting Shares, Options and Warrants, as they deem advisable to benefit from changes in market prices, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer – subject to limitation based on Mr. Cacioppo’s current positions as Chief Executive Officer and member of the Board of Directors of the Issuer.
To evaluate such alternatives, the Reporting Persons routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with other officers or other directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Subordinate Voting Shares, Options and Warrants, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Subordinate Voting Shares, Options and Warrants or dispose of all Subordinate Voting Shares, Options and Warrants beneficially owned by them, in the public market or privately negotiated transactions subject to limitation based on Cacioppo’s current positions as Chief Executive Officer and member of the Board of Directors of the Issuer. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The information relating to the beneficial ownership of Subordinate Voting Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon: (i) 196,631,598 Subordinate Voting Shares the Issuer indicated were issued and outstanding in its Form 10-Q for the fiscal quarter ended June 30, 2023, plus (ii) the number of options and warrants held by beneficially owned by such Reporting Person(s) listed that can be exercised within the next sixty days.
(b) The information relating to the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition by each of the Reporting Persons set forth in Rows 7 through 10 of the cover pages hereto is incorporated herein by reference.

(c) On August 30, 2023, an entity beneficially owned by James Cacioppo transferred 160,000 warrants to One East Capital Advisors, LP.

(d) n/a

(e) n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

n/a

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023	/s/ James A. Cacioppo
James A. Cacioppo

OEP OPPORTUNITIES, L.P.
/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Partner

ONE EAST CAPITAL ADVISORS, LP
/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Partner

ONE EAST PARTNERS L.P.
/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Partner

ST 2 LLC
/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Partner

JAC SERPENTINE LLC
/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Member

SERPENTINE CAPITAL MANAGEMENT II, LLC
/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Partner